FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month March, 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Update on Outcome of Board Meeting held on March 16, 2023

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

In terms of Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI circular dated September 9, 2015, we wish to inform you the following:

1.	The Board of Directors of ICICI Prudential Life Insurance Company Limited, at its meeting held today, approved the appointment of Mr. Anup Bagchi as the Managing Director & CEO of ICICI Prudential Life Insurance Company Limited with effect from June 19, 2023 or the date of receipt of IRDAI approval, whichever is later, subject to the approval of its shareholders. As part of the transition, the Board of ICICI Prudential Life Insurance Company Limited has also approved his appointment as the Executive Director & COO with effect from May 1, 2023 subject to receipt of requisite approvals.

Accordingly, Mr. Anup Bagchi (DIN: 00105962), presently the Executive Director of the Bank has tendered his resignation from the Board of the Bank with effect from close of business hours on April 30, 2023.

2.	The Board of Directors of the Bank, at its meeting held today, approved the appointment of Ms. Prachiti Lalingkar as Company Secretary & Compliance Officer of the Bank effective April 1, 2023 pursuant to the impending superannuation of Mr. Ranganath Athreya in July 2023. Brief profile of Ms. Lalingkar is attached as Annexure. Mr. Ranganath Athreya shall cease to be the Company Secretary & Compliance Officer of the Bank with effect from close of business hours on March 31, 2023.

We request you to kindly take the above information on record.

Annexure

Profile of Prachiti Lalingkar

Prachiti is a qualified Company Secretary and holds a Bachelor Degree in Law. She is part of ICICI Group since 2006. She started her career with ICICI Securities Primary Dealership Limited and moved to ICICI Bank in September 2021 and is part of the Bank’s Leadership Team. She has extensive experience in the secretarial function, SEBI and Companies Act. Her detailed experience is mentioned below:

ICICI Bank (since September 2021)

•	Since October 2022: She is currently responsible for secretarial function related to Board. Board Committee meetings pertaining to Risk Committee, Information Technology Strategy Committee, Fraud Monitoring Committee and Corporate Social Responsibility Committee. She is also responsible to anchor secretarial function related to SEBI LODR, MCA matters and Annual General Meeting.

•	September 2021- September 2022: She was responsible for the secretarial function related to Board committee meetings, pertaining to Audit Committee, Credit Committee, Customer Service Committee, Stakeholders Relationship Committee and Review Committee for identification of willful defaulters/non co-operative borrowers. In addition, she was also responsible for secretarial function related to internal committee meetings. She also managed Secretarial related segment of the Employee Stock Option Scheme, Investor Education and Protection Fund activities, SEBI Prohibition of Insider Trading and ITMS activities, Registrar and Transfer Agent interface & functions.

ICICI Securities Primary Dealership Limited (“I-Sec PD”) (February 2006 till September 2021)

In her last responsibility at I-Sec PD, she held the position of Senior Vice President & Head-Legal, Secretarial & Compliance. She was also designated as Company Secretary, Compliance Officer (RBI, portfolio management services, merchant banker and proprietary trading & self clearing member) and Money Laundering Reporting Officer.

Education - A.C.S., LL.B., Post Graduate Diploma in Securities Law

•	Graduated in 2005 (R. A. Podar College of Commerce & Economics, Mumbai University)

•	Cleared C.S. in June 2006 (ACS 20744)

•	Passed LL.B. in April 2008 (Government Law College, Mumbai University)

•	Post Graduate Diploma in Securities Law – April 2010 (Government Law College)

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	March 16, 2023	By:	/s/ Vivek Ranjan

Name :	Vivek Ranjan
Title :	Chief Manager